ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Michelle Huynh T +1 617 235 4614 michelle.huynh@ropesgray.com

February 9, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Brian Szilagyi

Re:	DoubleLine Opportunistic Credit Fund (the “Fund”)
File No. 811-22592

Dear Mr. Szilagyi,

Thank you for your oral comments provided on January 4, 2024, regarding your review of the Fund’s annual report to shareholders for the period ended September 30, 2023, which was filed with the Securities and Exchange Commission on Form N-CSR on December 1, 2023. Your comments are summarized below, followed by the Fund’s response. Unless otherwise noted expressly, the staff’s comments may be addressed prospectively only.

* * *

1.

Comment: Regarding the first paragraph under “Summary of Updated Information Regarding the Fund” on page 49, please update this disclosure to comply with Rule 8b-16(d) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund confirms that it will update the above-mentioned paragraph in compliance with Rule 8b-16(d) under the 1940 Act in future annual shareholder reports.

2.

Comment: In the “Trustees and Officers” table, please include a statement that additional information about the Trustees is included in the Statement of Additional Information. For the officers’ disclosures on pages 45 and 46, please also disclose the officers’ addresses.

Division of Investment Management	- 2 -	February 9, 2024

Response: The Fund confirms that it will include the requested disclosures in the “Trustees and Officers” section of its annual shareholder reports going forward.

3.

Comment: Please utilize appropriate taxonomies and tags for items required to be tagged. For example, an alternative tag for administration fees should be used instead of “CEF; Other Master Fund Expenses” because the Fund is not a master feeder structure.

Response: The Fund will endeavor to ensure that the appropriate taxonomies and tags are used for the applicable shareholder report elements going forward.

4.

Comment: Please note that principal risks appear in alphabetical order. In the next update of registration statements and prospectuses, please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. After listing the most significant risks, the remaining risks may be alphabetized.

Response: The Fund respectfully declines to make the requested change at this time. The Fund believes that each principal risk disclosed under “—Principal Risk Factors” accurately conveys the key risks impacting the Fund’s net asset value, yield and total return.

5.

Comment: The Fund was originally classified as a non-diversified fund. If the Fund has been operating as a diversified fund continuously for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified as required by applicable law.

Response: The Fund confirms that it will obtain shareholder approval prior to any change of status to a non-diversified fund where required by applicable law.

* * *

We hope the foregoing responses adequately address the staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at (617) 235-4614.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Jeremy C. Smith, Esq.

Edison Wong, Esq.